UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 8)*

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Gary Friedman

c/o RH

15 Koch Road, Suite K

Corte Madera, CA 94925

Telephone: (415) 924-1005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

74967X 103

(CUSIP Number)

June 27, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.74967X 103

(1)	Names of reporting persons Gary G. Friedman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) SC, PF
(5)	Check if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,005,063
	(8)	Shared voting power 0
	(9)	Sole dispositive power 5,005,063
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 5,005,063
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 22.24%
(14)	Type of reporting person (see instructions) IN

CUSIP No.74967X 103

This Amendment No. 8 to Schedule 13D relates to the common stock (the “Common Stock”) of RH (the “Issuer”) and amends the initial statement on Schedule 13D filed by the undersigned on February 14, 2018 (as amended on December 12, 2019, October 21, 2020, April 4, 2022, September 12, 2022, December 15, 2022, January 3, 2023, and June 14, 2023), as specifically set forth herein.

ITEM 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

The undersigned understands that the aggregate number of shares of Common Stock outstanding as of June 27, 2023 was 20,807,473, which is a decrease from the 21,886,364 shares of Common Stock that were outstanding on June 14, 2023, the date that the undersigned filed Amendment No. 7 to Schedule 13D. As a result of such decrease in the aggregate number of outstanding shares of Common Stock, the aggregate percentage of outstanding shares of Common Stock that the undersigned may be deemed to beneficially own increased by an amount equal to approximately 1.02% of the outstanding shares of Common Stock. This Amendment No. 8 is being filed solely to reflect such increase.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Mr. Friedman beneficially owns 5,005,063 shares of Common Stock of the Issuer, representing beneficial ownership of 22.24% of the shares of Common Stock outstanding based upon 20,807,473 shares of Common Stock currently outstanding, consisting of (i) 3,305,063 shares of Common Stock and (ii) 1,700,000 shares subject to options to purchase Common Stock exercisable within 60 days of June 27, 2023.

(b) Mr. Friedman has sole voting and dispositive power with respect to the outstanding shares of Common Stock that he owns.

(c) With respect to transactions in the Issuer’s Common Stock during the sixty (60) days preceding the date of this filing, no transactions in the shares of Common Stock of the Issuer have been effected by Mr. Friedman in the last sixty (60) days.

CUSIP No. 74967X 103

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2023

/s/ Gary G. Friedman
Gary G. Friedman